UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File No. 001-38612

ELECTRAMECCANICA VEHICLES CORP.

(Translation of registrant's name into English)

102 East 1st Avenue

Vancouver, British Columbia, V5T 1A4, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Attached as Exhibit 99.1 is our report for the quarter ended June 30, 2019. The information in this current report on Form 6-K and the exhibits hereto are incorporated by reference into (i) our registration statement on Form F-3 (333-227883), originally filed on October 18, 2018, the preliminary prospectus supplement thereto filed on March 22, 2019, and the prospectus supplement thereto filed on March 27, 2019, and (ii) our registration statement on Form F-3 (333-229562) originally filed on February 8, 2019.

Exhibits

Exhibit No.	Exhibit

99.1	Quarterly Report for the six months ended June 30, 2019
99.2	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.3	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.4	Employment Agreement, dated May 17, 2019, by and between EMV Automotive USA Inc. and Michael Paul Rivera

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ELECTRAMECCANICA VEHICLES CORP.

Date: August 8, 2019	By:	/s/ Bal Bhullar
	Name:	Bal Bhullar
	Title:	Chief Financial Officer, Principal Financial Officer and Principal Accounting Officer

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